Advaxis, Inc.

9 Deer Park Drive, Suite K-1

Monmouth Junction, NJ 08852

December 8, 2022

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

100 F Street NE

Washington, DC 20549

Attention: Alan Campbell

VIA EDGAR

Re:	Advaxis, Inc.
Registration Statement on Form S-4
Filed November 29, 2022
File No. 333-268586

Dear Mr. Campbell:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-268586) (the “Registration Statement”) of Advaxis, Inc. We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern time, on December 12, 2022, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Morgan, Lewis & Bockius LLP, by calling Justin W. Chairman at (215) 963-5061 or Emily Drazan Chapman at (202) 739-5699.

Very Truly Yours,

Advaxis, Inc.

		By:	/s/ Kenneth A. Berlin
		Name:	Kenneth A. Berlin
		Title:	President and Chief Executive Officer

cc:	Morgan, Lewis & Bockius LLP